Lawrence R. Lonergan, Esq. Partner Admitted to the NY, NJ and MA Bar Writer’s Email: llonergan@wlesq.com

96 Park Street

Montclair, NJ 07042

Tel: 973 641 4012

Fax: 973 509 0063

______

Woods Lonergan PLLC

280 Madison Avenue, Suite 300

New York, NY 10016

Tel: 212 684 2500

Fax: 212 684 2512

Reply to

Montclair, NJ

June 14, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn: David Irving and Sharon Blume

Re:	Blue Chip Capital Group Inc.

Amendment No. 6 to

Draft Registration Statement on Form S-1

Submitted March 2, 2023

CIK No. 0001932213

Ladies and Gentlemen:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. In response to the staff’s comment letter dated June 8, 2023 (the “Staff Letter”), for the staff’s convenience, we have included each of the staff’s comments numbered sequentially in the Staff Letter followed by our response to each comment, also numbered sequentially. In further response to the Staff’s Letter, we have filed together with our response letter certain documents requested (vendor contracts).

We are providing the requested information by submitting the attached amended draft registration statement (Amendment No. 7).

Amendment No. 6 to Draft Registration Statement on Form S-1

Exhibits

Comment 1. Please include an Exhibit Index in your next amendment and ensure that you number your exhibits in accordance with the Exhibit Table. Refer to Item 601(a)(2) of Regulation S-K.

Response: An Exhibit Index has been included with the new Amendment 7 and have numbered the exhibits in accordance with Item 601(a)(2) of Regulation S-K. In addition, the Exhibit Index included hyperlinks to each separate exhibit.

Comment 2. We note that you have submitted several agreements with RaiseWise relating to your crowdfunding platform as exhibits. Please revise to disclose the material terms of these agreements.

Response: The Company has amended the disclosure in “BUSINESS” under the subcaption “The Company’s Raisewise Subsidiaries and Material Terms of Contracts” to include the names of each of the subsidiaries and the material terms of these agreements, which have been designated as Exhibits 10.2 through 10.7, respectively.

Comment 3. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note that the exhibits you have numbered as exhibits 1, 2, 3, 4, 5 and 6 are not in text-searchable format.

Response: Exhibits submitted with Amendment 7 are in the proper text-searchable format, adding hyperlinks in the Exhibit Index and by renumbering Exhibits 1, 2, 3, 4, 5 and 6 as Exhibits 10.2 through 10.7.

Comment 4. Refer to your form of common stock purchase warrant submitted as Exhibit 4.1. If this document is the warrant that you intend to sell in this registered offering, please tell us why the legend includes language regarding an unregistered offering.

Response: We have revised the legend in the Form of Common Stock Purchase Warrant submitted as Exhibit 4.1 indicating that the Warrants and underlying shares of Common Stock are included in the registered offering.

Comment 5. We note your response to comment 8 and we partially reissue the comment. Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. For guidance, please refer to Staff Legal Bulletin 19.

Response: A revised legality opinion that opines on that the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant, which revision regarding binding obligation is included as Exhibit 5.1.

Please advise any additional comments. Thank you.

Sincerely,

Lawrence R. Lonergan, Esq.

c:	Blue Chip Capital Group, Inc.
Encs.

2